EXHIBIT 5.2

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[LOGO] FINPRO                                    20 Church Street - P.O. Box 323
                                                   Liberty Corner, NJ 07938-0323
                                           (908) 604-9336 - (908) 604-5951 (FAX)
                                          finpro@finpronj.com - www.finpronj.com
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November 29, 2000



Boards of Directors
BUCS Financial Corp
BUCS Federal
10455 Mill Run Circle
Owings Mills, Maryland 21117


Dear Board Members:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion, as amended (the "Plan") adopted by the Board of Directors of BUCS Federal (the "Bank"), whereby the Bank will convert from a federal mutual savings association to a federal stock savings association and issue all of the Bank's outstanding capital stock to BUCS Financial Corp (the "Company"). Simultaneously, the Company will issue shares of common stock.

We understand that in accordance with the Plan, subscription rights to purchase shares of the Conversion Stock are to be issued to (i) Eligible Account Holders;
(ii) Employee Plans; and (iii) if required by the Federal Deposit Insurance Corporation, Supplemental Eligible Account Holders, (iv) directors, officers and employees of the Bank who do not otherwise qualify as Eligible or Supplemental Account Holders, and (v) corporators of the Bank who do not otherwise qualify as Eligible or Supplemental Account Holders together collectively referred to as the "Recipients". Based solely on our observation that the subscription rights will be available to such Recipients without cost, will be legally non-transferable and of short duration, and will afford the Recipients the right only to purchase shares of Conversion Stock at the same price as will be paid by members of the general public in the Direct Community Offering, if any, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that:

     (1)  the subscription rights will be no ascertainable market value; and

     (2) the price at which the subscription rights are exercisable will not be more than or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Conversion Stock in the Conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                        Very Truly Yours,



                                        /s/FinPro, Inc.
                                        FinPro, Inc.